Mail Stop 3561

August 25, 2006

Via Fax & U.S. Mail

Gregory A. Stoklosa, Vice President and Chief Financial Officer
Sun-Times Media Group, Inc. (formerly Hollinger International Inc.)
712 Fifth Avenue
New York, New York 10019

> **Re:** **Sun-Times Media Group, Inc. (formerly Hollinger International Inc.)**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 001-14164**
>
> **Sun-Times Media Group, Inc. (formerly Hollinger International Inc.)**
> **Form 10-Q for the quarterly period ended June 30, 2006**
> **Filed March 31, 2006**
> **File No. 001-14164**

Dear Mr. Stoklosa:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Fiscal Year ended December 31, 2005

Item 8- Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1- Significant Accounting Policies, page 73

1. Please add disclosure of your accounting policy with respect to the presentation of segment information. Refer to SFAS 131 for guidance.

Note 17- Other Income (Expense), Net, page 103

2. We note that you classify certain losses on the sale of long lived assets within "Other income (expense), net." Since these losses are not included within the "Operating loss" subtotal on the face of your consolidated statements of operations, it is unclear how your presentation complies with paragraph 45 of SFAS 144. Please advise or revise.

Note 20- Segment Information, page 108

3. On the bottom of page 44, you state that your business is divided into one operating segment and two administrative segments. Supplementally explain how these administrative segments qualify as reportable segments under SFAS 131. In this regard, paragraph 11 of SFAS 131 indicates that a corporate headquarters or certain functional departments (i.e., legal, accounting, etc.) would not be operating segments.

Form 10-Q for the quarterly period ended June 30, 2006

Item 1- Condensed Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Note 7 – Segment Information, Discontinued Operations and Dispositions, page 15

4. We note your disclosure that, after selling your Canadian operating assets, the remaining assets and liabilities are largely related to pension, post-employment and post-retirement plans. In light of the last sentence of paragraph 11 of SFAS 131, it is unclear why you continue to show your Canadian-related activities as a separate segment. Please explain supplementally.

<u>Item 4- Controls and Procedures, page 32</u>

    5. Supplementally tell us the procedures that you relied upon in arriving at your conclusion that reasonable assurance existed regarding the reliability of financial reporting and the preparation of the condensed consolidated financial statements contained in your June 30, 2006 Form 10-Q filing. Please be detailed and concise in your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Branch Chief- Accountant